Exhibit 99.1

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Steakholder Foods® Initiates Life Cycle Assessment (LCA) Process for its 3D Bioprinter,

Supported by Government Grant

Advancing 3D Printing Technology Toward Sustainable Commercialization

Rehovot, Israel, November 29, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, announces a significant step in its journey towards sustainable and efficient food production, by embarking on a comprehensive Life Cycle Assessment (LCA) process and scenario analysis, with the backing of the government-funded Israel Resource Efficiency Center (IREC). The LCA, which is directly aligned with the Company’s strategic objective of advancing its 3D printing technology towards commercialization, is being subsidized as part of a government plan to assist plants in both cost savings and environmental sustainability efforts.

As a company committed to innovation and sustainability, Steakholder Foods consistently seeks opportunities to enhance its processes. The LCA process  is designed to result in a comprehensive three-scenario plan aimed at streamlining operations, increasing productivity, and optimizing production processes. These scenarios represent a strategic roadmap that will guide Steakholder Foods in making informed decisions to further its commitment to sustainability and innovation. Data provided by the LCA are expected to inform decisions to be taken by the Company’s management as part of the process of refining and bolstering the Company’s sustainability strategy, while helping to align the Company with regulatory standards and support for global sustainable development goals.

Avraham Hampel, VP Corporate Development, stated, “Steakholder Foods has adopted a two-pronged approach, aiming to comply with sustainability and ESG requirements in an evolving regulatory landscape, while improving process efficiency at all stages of production of its novel 3D bioprinting products.”

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law. Additionally, it is important to note that there is no assurance that the parties will ultimately sign a definitive agreement, and the Agreement does not impose any material obligations on any of the parties until the said definitive agreement is executed, if executed.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com